UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

SCHEDULE TO

TENDER OFFER STATEMENT

under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

ENTEGRIS, INC.

(Name Of Subject Company (Issuer))

ENTEGRIS, INC.

(Name of Filing Persons (Offeror))

Common Shares

(Title of Class of Securities)

29362U104

(CUSIP Number of Class of Securities)

Peter W. Walcott, Esq.

General Counsel and Senior Vice President

Entegris, Inc.

129 Concord Rd.

Billerica, MA 01821 USA

978-436-6500

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

David B. Walek, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$250,000,000	$7,765

*	Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the product of (x) $12.25, the maximum tender offer price and (y) 20,408,163, the maximum number of shares that will be purchased in the tender offer described in this Schedule TO.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the aggregate amount of transaction value.

x	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,765

Form or Registration No.:	005-60261

Filing Party:	Entegris, Inc.

Date Filed:	May 11, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This amendment supplements the Tender Offer Statement on Schedule TO relating to a tender offer by Entegris, Inc. (“Entegris” or the “Company”), to purchase up to 20,408,163 shares of its common stock, par value $.01 per share, at a price not more than $12.25 nor less than $11.00 per share, to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 11, 2007 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as amended and supplemented from time to time, constitute the tender offer (the “Offer”).

This amendment to Schedule TO-I is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended. The information on the Schedule TO filed on May 11, 2007 and amended on May 29, 2007, including all schedules and annexes thereto, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Offer to Purchase.

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

At 8:30 p.m. on June 11, 2007 the Company issued a press release announcing the revised preliminary results of the Offer (the “Updated Press Release”), which expired at 11:59 p.m., New York City time, on Friday, June 8, 2007. A copy of the Updated Press Release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.

At 7:30 a.m. on June 11, 2007 the Company issued a press release announcing the preliminary results of the Offer (the “Initial Press Release”). A copy of the Initial Press Release is filed as Exhibit (a)(5)(D) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS

The information contained in Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented to add the following:

Exhibit Number	Description
(a)(5)(C)	Updated Press Release issued by Entegris, Inc. at 8:30 p.m. on June 11, 2007.

(a)(5)(D)	Initial Press Release issued by Entegris, Inc. at 7:30 a.m. on June 11, 2007.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Entegris, Inc.

Dated: June 11, 2007	By:	/s/ Peter W. Walcott
Name: Peter W. Walcott Title: Senior Vice President and General Counsel

EXHIBIT INDEX

EXHIBIT NUMBER	DOCUMENT

(a)(1)(A)	Offer to Purchase dated May 11, 2007.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on substitute Form W-9).*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Letter to Participants in the Company’s 401(k) Plan.*

(a)(1)(G)	Form of Letter to Shareholders supplementing the information provided in the offer to purchase and describing the commitments under the Wells Fargo facility.**

(a)(5)(A)	Press Release issued on May 10, 2007.*

(a)(5)(B)	Form of Summary Advertisement.*

(a)(5)(C)	Updated Press Release issued by Entegris, Inc. at 8:30 p.m. on June 11, 2007.

(a)(5)(D)	Initial Press Release issued by Entegris, Inc. at 7:00 a.m. on June 11, 2007.

(b)	Commitment Letter dated May 11, 2007, by and among the Company, Goldman Sachs Credit Partners L.P. and Citigroup Global Markets Inc.*

(b)(1)	Commitment Letter dated May 24, 2007, by and among the Company and Wells Fargo Bank, N.A.**

(d)(1)	Entegris, Inc. 2000 Employee Stock Purchase Plan.(1)

(d)(2)	Form of Entegris, Inc. 2001 Equity Incentive Plan.(2)

(d)(3)	Entegris, Inc. 2003 Employment Inducement and Acquisition Stock Option Plan.(3)

(d)(4)	Entegris, Inc. 1999 Long Term Incentive Plan and Stock Option Plan.(1)

(d)(5)	Entegris, Inc. 401(k) Savings and Profit Sharing Plan.(4)

(d)(6)	Entegris, Inc. Outside Directors Stock Option Plan.(1)

(1)	Incorporated by reference to the Entegris, Inc. Registration Statement, filed on Form S-1 on March 31, 2001.

(2)	Incorporated by reference to Exhibit 10.1 to Mykrolis Corporation Form S-1 Registration Statement filed on June 5, 2001.

(3)	Incorporated by reference to Exhibit 10.6 to Mykrolis Corporation Form 10-Q for the period ended September 27, 2003.

(4)	Incorporated by reference to Exhibit 10.35 to the Entegris Inc. Annual Report on Form 10-K for the period ended August 27, 2005 filed on November 21, 2005.

*	Filed with the Company’s Schedule TO on May 11, 2007.

**	Filed with Amendment No. 1 to the Schedule TO on May 29, 2007.